EXHIBIT 12

Bank of Hawaii Corporation and Subsidiaries

Exhibit 12—Statement Regarding Computation of Ratios

Nine Months Ended September 30, 2003 and 2002

(dollars in millions)	2003		2002
Earnings:
1. Income Before Income Taxes	$147.4		$143.8
2. Plus: Fixed Charges Including Interest on Deposits	63.0		118.8

3. Earnings Including Fixed Charges	210.4		262.6
4. Less: Interest on Deposits	38.0		66.7

5. Earnings Excluding Interest on Deposits	$172.4		$195.9

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$63.0		$118.8
7. Less: Interest on Deposits	38.0		66.7

8. Fixed Charges Excluding Interest on Deposits	$25.0		$52.1

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	3.3	x	2.2	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	6.9	x	3.8	x